Exhibit 99.3

Phoenix New Media Limited

(the “Company”)

P R O X Y

I/We                          of                                                                                      , the holder of                  class             ordinary shares1 in the Company, hereby appoint the Chairman of the Annual General Meeting2 or                                                  of                                                                                                                                                                          as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Annual General Meeting of the Company to be held on the 22nd  day of May 2013, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012.
2.	To ratify and approve the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditor of the Company for the fiscal year ending December 31, 2013.
3.	To authorize the board of directors to fix the

1    Please insert the number and class (i.e., Class A or Class B) of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2    If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3    IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

remuneration of the independent auditor.
4.	To re-elect the director, Ka Keung Yeung, who retires by rotation pursuant to the article 87(1) of the Company’s Articles of Association.
5.	To approve the offer of the grant of options to Mr. Shuang Liu, director and chief executive officer of the Company.
6.

To authorize each of the directors or officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Dated           , 2013                                                                                     Signature(s)4;

4    This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case if the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same.  The proxy form shall be received by us no later than 48 hours before the time of the Annual General Meeting. Delivery of the proxy form shall not preclude you from attending and voting in person at the meeting should you so wish and in such event, the instrument appointing a proxy shall be deemed to be revoked.